October 8, 2024

Xingjuan (Jane) Chao
Chief Executive Officer
Ceribell, Inc.
360 N. Pastoria Avenue
Sunnyvale, CA 94085

       Re: Ceribell, Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed October 7, 2024
           File No. 333-281784
Dear Xingjuan (Jane) Chao:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 11, 2024, letter.

Amendment No. 2 to Registration Statement on Form S-1 filed October 7, 2024 Prospectus Summary
Recent Developments
Preliminary Financial Results as of and for the Three Months Ended September 30, 2024,
page 6

1. We note your disclosure that "[s]uch estimated and unaudited data constitute forward-
       looking statements based solely on information available to us as of the date of this prospectus and may differ materially from actual results," "[o]nce our quarter-end financial closing process is completed, we may report financial results and other data that could differ, and the differences could be material," and "[w]hile we believe that such information and estimates are based on reasonable assumptions, our actual
 October 8, 2024
Page 2

       results may vary, and such variations may be material." If you choose to disclose preliminary estimates, you should be able to assert that the actual results are not expected to differ "materially" from those reflected in the preliminary estimates.
       Please revise or remove these statements accordingly.
The Offering, page 9

2. We note your revised disclosure on page 10 that "[c]ertain of our existing stockholders, including stockholders affiliated with certain of our directors, have indicated an interest in purchasing up to an aggregate of approximately $40 million of shares of our common stock in this offering at the initial public offering price (which would represent approximately 40% of the shares sold in this offering)." Given that this indication of interest represents a significant percentage of your total offering, please revise your cover page to include this disclosure. In addition, please identify the relevant directors that are affiliated with the stockholders who have indicated an interest, and disclose whether any 5% or greater shareholders are included in this indication of interest. Finally, please clarify whether and to what extent this interest, if purchased, would impact any of the controlling shareholder percentages you disclose throughout your filing, including on your cover page. Revise you risk factor at the top of page 53 accordingly.
       Please contact Kristin Lochhead at 202-551-3664 or Li Xiao at 202-551-4391 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas O'Leary at 202-551-4451 or Katherine Bagley at 202-551-2545 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Industrial Applications and
                                                               Services
cc:   Kathleen M. Wells, Esq.